
October 2, 2020

Geoffrey Strong
Chief Executive Officer and Director
Spartan Energy Acquisition Corp.
9 West 57th Street, 43rd Floor
New York, New York 10019

> **Re: Spartan Energy Acquisition Corp.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed September 23, 2020**
> **File No. 001-38625**

Dear Mr. Strong:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Revised Preliminary Proxy Statement on Schedule 14A

Questions and Answers About the Proposals for Spartan Stockholders
What interests do the current officers and directors have in the business combination?, page 7

1. We note that you have not yet provided the value of the Founder shares. Please revise your disclosure here and throughout the proxy statement to quantify the equity held by the sponsors and describe any other incentives.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact SiSi Cheng at (202) 551-5004 or Kevin Stertzel, Senior Accountant, at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or Erin Purnell, Senior Attorney, at (202) 551-3454 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Ramey Layne